Management Discussion and Analysis

For

Golden Goliath Resources Ltd.

For the quarter ended May 31, 2013

The following management discussion and analysis has been prepared as of July 26, 2013. The selected financial information set out below and certain comments which follow are based on and derived from the management prepared condensed interim consolidated financial statements of Golden Goliath Resources Ltd. (the “Company” or “Golden Goliath”) for the third quarter ended May 31, 2013 and should be read in conjunction with them.

Forward Looking Information

Certain statements contained in the following Management’s Discussion and Analysis constitutes forward looking statements. Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward looking statements. Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statements were made. Readers are also advised to consider such forward looking statements while considering the risks set forth below.

General

Golden Goliath is a Canadian listed public company with its shares traded on the TSX Venture Exchange under the symbol “GNG” as a Tier 2 company.

Golden Goliath is a junior exploration company with no revenues from mineral producing operations. The Company’s properties are all located in the State of Chihuahua, Mexico. Activities include acquiring mineral properties and conducting exploration programs. The mineral exploration business is risky and most exploration projects will not become mines. The Company may offer to a major mining company the opportunity to acquire an interest in a property in return for funding by the major mining company, of all or part of the exploration and development of the property. For the funding of property acquisitions and exploration that the Company conducts, the Company does not use long term debt. Rather, it depends on the issue of shares from the treasury to investors. Such stock issues in turn depend on numerous factors, important among which are a positive mineral exploration climate, positive stock market conditions, a company’s track record and the experience of management.

Overall Performance

During the quarter ended May 31, 2013, work on the Company’s properties consisted mostly of data review and underground work on the San Martin adit, which is on the San Timoteo property. The previous data review led the Company to the conclusion that the San Martin area has very significant potential and the earlier work inside the old mine was done before the Company acquired the services of Ing. Jorge Madrigal, who has significant experience in detailed underground mapping.

New work on Nopalera was focused on making detailed sections across the property in order to better understand the geological situation at depth.

Las Bolas Property

During the quarter ended May 31, 2013 Agnico Eagle Mines Limited (“Agnico”) commenced the second year of drilling on the Las Bolas property. Under the terms of the Earn-In and Shareholders agreement between Agnico and the Company, Agnico has the right to earn a 51% interest in the property by spending $5,000,000 on the property over a period of 5 years. The first year’s work commitment is a firm commitment of $500,000 with expenditure requirements increasing each year thereafter. Upon exercising its option, Agnico will have the right to earn an additional 20% interest by spending $6,000,000 over another period of four years and completing a feasibility study or by spending $10,000,000 over a longer period of eight years.

During this first year of the option agreement a program of diamond drilling that consisted of 2,803.5 metres of NQ diameter diamond drilling in 10 holes of varying lengths was completed. A total of 2,712 samples were taken from this core for analysis by ALS Chemex. Of the 10 holes in this program, eight were located in the area known as the Filo de Oro Trend, which includes the old Los Hilos adit, and 2 were located in the area known as “El Orito”, which is also on the eastern side of the property.

The second year drill program commenced during the third quarter. The Company is still waiting for the report and results for this work.

San Timoteo

During the third quarter the Company continued a program of underground rehabilitation (dewatering), detailed geological and structural mapping and channel sampling within the old San Martin adit on the San Timoteo property. Previous work by the Company within this tunnel returned very encouraging results, but this work was completed before the hiring of Ing. Jorge madrigal, who is a very experienced Mexican geologist, who specializes in underground exploration. Ing. Madrigal reviewed the previous work and highly recommended continuing these efforts. New levels have been opened and the geologic staff is very pleased with the results to date, especially considering that very little drilling has been done in this area and the targets being generated are essentially untested. The new assay data is presently being compiled and will be released when the report is completed.

Nopalera

During the second quarter the Company completed its surface exploration program on the Nopalera property. Nopalera is adjacent to the new discovery by Fresnillo PLC called Orisyvo. Orisyvo already has a published resource of 9.9 million ounces of gold and 13 million ounces of silver. The mineralization is related to a porphyry intrusion. Fresnillo has already spent $150 million at Orisyvo and has announced that they plan to spend another $800 million to bring the property to the production stage. This new discovery has spurred extensive upgrading of the local infrastructure by the State government, including the widening and paving of the 50 km access road leading to the area. These infrastructure improvements will greatly benefit the district and the Company. The discovery of such an important gold deposit also is likely to focus attention on the region. Golden Goliath’s Nopalera property has similar geology, alteration, pathfinder element geochemistry to Orisyvo as well as old workings, and is immediately adjacent to the discovery claim.

Nopalera is a large property and hosts four porphyry intrusions, three of which have been found to be mineralized. Potential drill targets have been generated, but the Company has decided to wait for better market and financial conditions before any drilling.

Other Properties

During the quarter ended May 31, 2013 no significant new work was conducted on the Company’s other properties.

Results of Operation

For the quarter ending May 31, 2013, the Company incurred a comprehensive loss $172,806 compared to $217,559 in the third quarter of last year and $261,189 in the second quarter of this year. The significant differences between these periods include:

•

The most significant difference in the past quarter from prior quarters is the closing of a $1,300,000 financing during the quarter and the issuance of 14,444,444 shares and 10,833,333 warrants. While the funds were received during the second quarter, the private placement only closed in the third.

•

Consulting fees were less during the past quarter and the year to date compared to last year as the Company focused on capital preservation, while continuing to hold its team together and maintain exploration activities to advance the Company’s projects.

•

Further efforts to preserve capital include reducing investor relations activities which are down approximately $20,000 the past quarter compared to last year and the prior quarter.

•

The Company had an unrealized gain on its share holdings of $4,132 as the value of its shareholdings increased during the past quarter whereas the prior quarter the Company recorded a loss of $8,374.

As of May 31, 2013, deferred mineral property exploration costs totalled $7,893,885 compared to $7,597,438 at August 31, 2012. During the first three quarters of the year, the Company incurred a total of $312,191 in exploration expenditures mostly of data review and recompilation of previous exploration work on properties including La Reforma, San Timoteo, Nueva Union and la Barranca.

Summary of Quarterly Results

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters prepared in accordance with IFRS or Canadian Generally Accepted Accounting Principles (“CGAAP”).

Quarter Ending	Revenue	Comprehensive Loss	Net Loss per Share

May 31, 2013 (IFRS)	17,316	172,806	0.00
February 28, 2013 (IFRS)	1,202	261,189	0.01
November 30, 2012 (IFRS)	136,100	203,267	0.01
August 31, 2012 (IFRS)	3,636	2,380,315	0.02
May 31, 2012 (IFRS)	30,881	217,559	0.01
February 29, 2012 (IFRS)	5,374	823,288	0.01
November 30, 2011 (IFRS)	6,806	218,993	0.00
August 31, 2011 (CGAAP)	64,204	362,630	0.01

NOTE:

The revenue relates to interest earned or option payments received consisting of cash and shares. The increase in comprehensive loss in the February 29, 2012 quarter was due to a non cash charge of $553,675 for stock based compensation. There were no discontinued operations or extraordinary items on the Company’s financial statements during the above mentioned periods. The large increase in comprehensive loss in the fourth quarter ended August 31, 2012 was a result of $2,007,751 in property write downs during that quarter.

Liquidity and Capital Resources

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

The Company had working capital of $1,520,699 at May 31, 2013 compared to $1,250,666 at August 31, 2012. The Company’s cash and short-term investment position at May 31, 2013 was $1,432,790.

In the third quarter of 2013, the Company closed a private placement for $1,300,000. The financing consisted of 14,444,444 units being issued at a price of $0.09 per unit. Each unit consisted of one share and three-quarters of one share purchase warrant. Each whole warrant is exercisable at $0.12 for a period of three years. In addition, the Company issued 1,155,555 finder’s warrants exercisable at $0.09 for three years.

Capital Resources

Other than property taxes which are approximately $120,000 per year, the Company does not have any capital resource commitments.

Transactions with Related Parties

Key Management Compensation

	9 MONTHS ENDED
	MAY 31,
	2013	2012

Golden Goliath Resources Ltd.
Management fees	$90,000	$90,000
Consulting fees	45,000	45,000
Minera Delta S.A. de C.V.
Wages and benefits	29,875	28,691

Total	$164,875	$163,691

Payments to key management personnel including the President, Chief Financial Officer, directors and companies directly controlled by key management personnel, and a former director, are directly related to their position in the organization.

Other Related Party Transactions

The Company entered into the following transactions and had the following balances payable with related parties. The transactions were recorded at the exchange amount agreed to by the related parties. Balances outstanding are non-interest bearing, unsecured and had no specific terms for collection or repayment.

a)

Due from related parties consists of $36,120 (May 31, 2012 - $36,429) due from companies controlled by common directors.

b)

During the nine months ended May 31, 2013, the Company paid Nil (February 29, 2012 - $28,401) in respect of office and administration costs to a management company controlled by a director of the Company.

Critical Accounting Estimates

Exploration and Evaluation Assets

Exploration and evaluation expenditures include the costs associated with exploration and evaluation activity. Exploration and evaluation expenditures are capitalized as incurred. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, which management has determined to be indicated by a feasibility study, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

It is management’s judgment that none of the Company’s exploration and evaluation assets have reached the development stage and as a result are all considered to be exploration and evaluation assets.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property may be subject to unregistered prior agreements and non-compliance with regulatory requirements. The Company is not aware of any disputed claims of title.

Changes in Accounting Policy

There were no changes in accounting policy in the past quarter.

Financial Instruments and Other Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. As of the date hereof, the Company’s investment in resource properties has full exposure to commodity risk, both upside and downside. As the metal prices move so too does the underlying value of the Company’s metal projects.

Outstanding Share Data

The authorized share capital consists of an unlimited number of common shares. As of May 31, 2013 and the date hereof, an aggregate of 106,660,889 common shares were issued and outstanding.

The Company has 10,833,333 share purchase warrants exercisable at $0.12 for a period of three years and 1,155,555 finder’s warrants exercisable at $0.09 for three years outstanding as of May 31, 2013 and the date hereof.

As of May 31, 2013, the Company had 8,190,000 incentive stock options outstanding with a weighted average remaining contractual life of 3.00 years at a weighted average exercise price of $0.23.

Disclosure Controls and Procedures

Disclosure controls and procedures (“DC&P”) are intended to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to management. Internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purpose in accordance with Canadian generally accepted accounting principles.

TSX Venture listed companies are not required to provide representations in the annual filings relating to the establishment and maintenance of DC&P and ICFR, as defined in Multinational Instrument 52-109. In particular, the CEO and CFO certifying officers do not make any representations relating to the establishment and maintenance of (a) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation, and (b) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP. The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in their certificates regarding the absence of misrepresentations and fair disclosure of financial information. Investors should be aware that inherent limitation on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in Multinational Instrument 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Additional information relating to the Company can be found on SEDAR at www.sedar.com and also on the Company’s website at www.goldengoliath.com.